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                          May 16, 2022

       Timothy Warbington
       Chief Executive Officer
       CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.
       211 E. Osborn Road
       Phoenix, AZ 85012

                                                        Re: CREATIVE MEDICAL
TECHNOLOGY HOLDINGS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2022
                                                            File No. 333-264824

       Dear Mr. Warbington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zev M. Bomrind, Esq.